ARTICLES OF AMENDMENT
                        TO THE ARTICLES OF INCORPORATION
                                       OF
                                 AGTSPORTS, INC.


Pursuant to the provisions of Section 78.390 of the Nevada Revised Statutes, AGTSports, Inc. adopts these Articles of Amendment to the Articles of Incorporation.

The following amendments and additions to the Articles of Incorporation were adopted by unanimous consent of the Board of Directors pursuant to Section
78.315 of the Nevada Revised Statutes and by consent of the majority shareholders pursuant to Section 78.320 of the Nevada Revised Statutes.

                                   ARTICLE I.
                                      NAME
                                      ----

The  name  of  the  corporation  is  HealthRenu  Medical,  Inc.

                                   ARTICLE IV.
                                     CAPITAL
                                     -------

The capitalization of the Corporation is amended to reflect an 850:1 reverse stock split and re-authorize 50,000,000 shares of common stock, par value of $0.001 per share. Five Million shares of preferred stock remain authorized with a par value of $.001 per share. No share shall be issued until it has been paid for and it shall thereafter be nonassessable.

The preferred stock shall have such classes and preferences as the Corporation's Board of Directors may determine from time to time.

The number of shares of the Corporation outstanding at the time of the adoption of the foregoing was 113,847,314 and the number of shares entitled to vote
thereon  was  the  same.   The number  of  shares  consenting to the action was
77,751,513. The shareholders consenting to the action represent a majority of the issued and outstanding shares.

     Effective this  15th  day  of  September,  2003.


     /s/ Randy Mullins
     ------------------------------------------
     Randy  Mullins,  Chief  Executive  Officer

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